Auscrete Corporation

PO Box 847, Rufus OR. 97050

541 739 8200

November 30, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-4631

Attn: Mr. Edward M. Kelly

Re: Auscrete Corporation, a Wyoming Corporation

File No. 333-166976

Dear Mr. Kelly,

I refer to your comment letter of November 23, 2011 and address your comments below.

  General

1. FASB ASC 805-10-55-4 defines that inputs are any economic resource(s) that have the ability to create outputs by the use of processes. The assets offered by Auscrete of Oregon have input status. However, under ASC 805, a business will generally consist of three elements. In addition to those inputs mentioned above, there are process and outputs that are generally present to constitute a business.

805-10-55-5 also states the first two elements alone, input and process, may only be required because they constitute the ability to create output. In addition, it is possible for the inputs alone to define a business by their ability to be integrated into an existing process with only minor elements needed.

In reviewing our companys financial statements, it can be seen that there are no expenditures following inception until now. This inference in itself establishes that the company has no employees, factory premises, equipment or adequate financing to operate in any fashion. The input is a list of assets that can not operate by themselves without these processes. They are purely machinery and equipment. There is no real estate and they do not have premises in which to operate.

805-10-55-8 states that the determination whether the set of assets and activities is a business should be based on the capability to be conducted or managed and they cannot under their existing format, as mentioned above. However, it also states that it is not relevant whether the seller has operated the assets as a business.

805-10-55-6 and 7 relate to development stage assets. The set of assets being acquired by the company on their own are not in the development stage nor are they capable of planning activities or pursuing a plan to produce outputs. They do not have employees, marketing personnel or other inputs that could be applied to that function.

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Without process the assets are not a business and the company will not have the ability to operate the process at the time of the transaction. It will take the securing of temporary or permanent factory premises, employees and operating capital before this can happen.

805-10-55-9 relates to the presence of goodwill. There is no goodwill associated with these assets.

FASB 805 applies to certain events. It is stated that ASC 805 does not apply to the acquisition of an asset or a group of assets that does not constitute a business. We feel that this encapsulates the proposed transaction. However, as contemplated in ASC 805-50-30-5, there is no parent or cross control of either entity at a company level within this projected transaction and the fact that both companies have the same CEO is incidental. The company intends purchasing the assets at the Asset Agreement cost and applying them to their asset records at that same value.

The original S-1 submission was in May 2010, some 18 months ago. At the time, Auscrete of Oregon was working with the assets and had a number of projects under way that were intended to have been turned over to our company for completion. Earlier in 2011, they completed those contracts and did not continue operations, pending the sale of the assets to our company. During the conclusion of those projects, considerable amounts were expended to better equip the assets with the ability to allow considerably faster set up times of the molding process, improved handling of the raw material mixture and the construction of another foam producing machine.

This has had the net affect of increasing the value of the assets by $72,100 from $737,900 to $810,000, which is the value carried by the vendor. Additionally, raw materials and other inventory of $49,500 are included in the agreed sale value of $750,000.

Assets that are purchased and used without some form of adaptation are subject to the normal depreciation of value. However, all of these assets are part of a set that, as a whole, comprise the basis for commencing a manufacturing process. Their value is as a set of tools for producing profit for a business. We have valued this set at less than the actual cost to manufacture but, when being used as tools in the right manufacturing facility, would be able to produce results typically as follows;

Total Sales in first year of $2.88 million PA. The Cost of Sales would be $1.935 million for Direct Materials and Labor and $.137 million for Other Overheads giving a total of $2.072 million. The Pre-tax Operating Margin would be $.808 million, which is in excess of the cost of the assets.

To pay for the manufacturing equipment in one year is indicative of the value that would be applied to the investment. This transaction would easily be accepted as a fair value in a third party agreement between parties with such contemplated manufacturing interest.

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The registration statement has been revised to include the following: The company has been defined by the SEC as a Blank Check company. It is restricted to raising financing of only a little more (where $750,000 = 80%) than the estimated fair market value of the assets to be transferred. The amount assigned to the purchase of the assets is $750,000 which is less than the cost to produce those assets.

While the assets could be transferred without cost, Mr. Sprovieri has invested considerable time and finance to create these assets. It would be more practical and equitible to Mr. Sprovieri to receive a form of compensation for those costs. To that end, Mr. Sprovieri will not take cash but will reinvest that value in exchange for 2.5 million shares.

This enables the company to use the funds raised of between the minimum $750,000 and maximum $937,500 in an IPO. The funds can be released from escrow once the minimum is met and there is a post effective amendment submitted confirming the transaction. This will provide the working capital the company needs to commence operations.

Exhibit 23.1

2. An updated exhibit is attached.

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please contact me if you have any further questions or comments.

Yours sincerely

/s/ John Sprovieri

John Sprovieri

CEO, Auscrete Corporation

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